Mail Stop 3628

November 7, 2005

<u>Via facsimile (419) 241-6894 and U.S. Mail</u>
Curt Carter
President
County Bank Corp
83 West Nepressing Street
Lapeer, Michigan 48446

Re: County Bank Corp
Schedule 13E-3
File No. 5-81041
Filed October 7, 2005
Preliminary Proxy Statement on Schedule 14A
Filed October 7, 2005
File No. 0-17482

Dear Mr. Carter:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule 13E-3</u>

<u>Exhibits</u>

1. Please confirm that you have filed the complete valuation report provided by Austin. In this regard, it does not appear that the filed report includes all of the referenced tables. Please advise.

Schedule 14A

General

2. Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations, available on our Web site at www.sec.gov. In this regard, what consideration was given to the need to unbundle the proposal to include two separate proposals, one representing the reverse stock split and one representing the forward stock split? Your proxy statement suggests that the Stock Splits may be separate matters that should be presented separately on the proxy card for shareholder vote. Our belief is based on the fact that you have attached two different amendments to the company's articles of incorporation, which appears to indicate that state law and the company's governing instruments dictate that both matters are subject to a shareholder vote. Please revise to allow shareholders to separately vote on the Stock Splits, or explain why, based on our telephone interpretation and the reasoning articulated in this comment, separation is not required.

3. Please provide a pro forma beneficial ownership table to disclose the beneficial owners of 5% or more of each class of County Bank's voting securities after the amendment to its articles of incorporation.

4. Please revise to clarify that the proxy statement and the form of proxy are preliminary copies. See Rule 14a-6(e)(1).

Summary Term Sheet, page 1

Purpose of the Reasons for the Stock Split, page 3

5. We refer you to the disclosure that deregistration would eliminate your duty to file periodic reports and proxy statements with the Commission. Please revise to provide a more complete summary of your reporting requirements after you deregister your shares. In this regard, you should explain that County Bank will continue to have some filing obligations for 90 days following deregistration. For example, we note that County Bank will have a requirement to file proxies and will remain subject to the Williams Act even after deregistration.

6. We note that you refer to "Section 404 of the Sarbanes-Oxley Act." Please provide a brief summary of Section 404.

Fairness of the Split Transaction; Board Recommendation, page 3

7. You disclose that the Fairness Opinion states that Austin opined that the "Cash Out Price is fair, from a financial point of view, to both the Cashed Out Holders and the Continuing Holders. However, Austin's opinion states that "the cash offer . . . is fair, from a financial point of view, to the Company and its shareholders." The opinion does not specifically address the financial fairness to County Bank's "Cashed Out Holders and the Continuing Holders." Please revise to reconcile or otherwise advise. You should make similar revisions to the disclosure on page 43 under "Conclusion."

Disadvantages of the Stock Split, page 6

8. Please revise to briefly summarize what it means to no longer have the provisions of the Sarbanes Oxley Act applicable to County Bank Corp and explain why it is a disadvantage of the stock split.

Termination of Stock Splits, page 7

9. We note that the Board may, in its discretion, withdraw the Stock Splits from the agenda of the Special Meeting. Please briefly discuss the circumstances under which the Board may decide to abandon the transaction.

Special factors, p. 12

Overview of the Split Transaction, page 14

10. We note your disclosure that if a market maker will sponsor your shares, your shares will be quoted on the OTCBB or in the Pink Sheets. To the extent that County Bank is taking active steps to remain listed on the OTCBB, please explain. If you have taken no steps to remain an OTCBB listed company, please disclose.

Effects on Rights of Shares, page 18

11. Please disclose whether all of your directors and executive officers are record holders of greater than 500 shares of your common stock and whether they will remain security holders after this transaction.

Fairness of the Stock Splits, page 20

12. We note that the Board appointed an ad hoc special committee of executive officers and directors. Please explain the basis for your belief that the special committee supports the proposition that this transaction is procedurally fair to the unaffiliated security holders that will be cashed out and those that will remain. In this regard, explain why you believe that the creation of a special committee rather than an independent committee pursuant to Section

1014(e) of Regulation M-A supports the conclusion that the transaction is procedurally fair. Why did the Board create an ad hoc special committee rather than an independent committee?

Current and Historical Market Prices, page 23

13. Please disclose the basis for the Board's belief that the analysis and evaluation of historical market prices supports its conclusion that the transaction is substantively fair to the unaffiliated security holders that will be cashed out and those that will remain, in light of the fact that historical prices were as high as $78.00 in March of 2003.

Disadvantages of the Stock Splits, page 26

14. We refer you to the disadvantages of the Stock Splits discussed on page 26. Please revise to ensure that you include a reasonably thorough discussion of the disadvantages of the Stock Splits. See Instruction 2 of Item 1013 of Regulation M-A. For example, but without limitation, it appears that one of the adverse effects of the reverse stock split will be that unaffiliated security holders being cashed out will be required to surrender their shares involuntarily in exchange for a cash price determined by your Board and that shareholders will not have the right as a result of the reverse stock split to liquidate their shares at a time and for a price of their choosing. Please revise to include this and all other disadvantages to County Bank, its affiliates and its unaffiliated security holders.

Stock Split Proposal, page 28

Background of the Split Transaction, page 15

15. We refer you to the discussion on page 29 regarding the preliminary analysis of the split ratio necessary to reduce the number of your security holders to allow you to deregister. We also refer you to page 30 regarding Mr. Carter's analysis to determine the split ratio. Please expand your disclosure to explain the analysis conducted to choose the split ratio and the ultimate basis for choosing the 500-for-1 ratio.

16. Please explain why Mr. Carter established an ad hoc committee and explain the purpose, duties, responsibilities and any limitations put on the committee. Was the committee responsible for determining the per share price to be paid to security holders that will be cashed out? Did the committee make a fairness determination? If so, what was the conclusion of the committee? To what extent did the remainder of the Board rely on the committee? Also, explain how the members of the special committee were chosen and identify which members of the committee were independent.

17. Please provide a summary of the process referred to on page 30 for determining the price to be paid to security holders who would be cashed out in the transaction.

18. Please summarize the analysis prepared by management regarding the anticipated financial impact of the Stock Splits referred to on page 31.

19. We note that your Board determined that $55.00 is a fair price to unaffiliated security holders that will be cashed out and those that will remain. Please expand your disclosure to explain in more detail how the Board ultimately derived the $55.00 per share price and the basis for the premium over the $50.00 fair market value determined by Austin.

Opinion of Austin Associates, LLC, page 38

20. Please confirm that you have described in detail all oral presentations made to the Board by Austin concerning the valuation methodologies that it used in preparing its opinion. In addition, you should file as exhibits to the Schedule 13E-3 any materials used to present information to the Board such as Board books, slides, etc that have not been filed.

21. We note that the summary of Austin's opinion is qualified in its entirety by the full text of the opinion. A qualification of this type appears to be inconsistent with the requirement that all material information be provided in the information statement. Please revise.

22. You must disclose all projections and financial forecasts provided to Austin and used to formulate its opinion. See Item 1015 of Regulation M-A. Please confirm that you have disclosed all projections or revise. Also, you should disclose all assumptions underlying the each methodology presented by Austin in its valuation report. Please confirm that you have done so or revise.

23. We note your disclosure on page 38 regarding the inspection of Austin's valuation report. Please revise to also disclose that the valuation report was filed an exhibit to your Schedule 13E-3.

24. Please disclose a summary of the adjustments made using the net asset value method as set forth in Austin's valuation report. Also, disclose how Austin derived the net asset value of $38.1 million.

25. Expand in greater detail how Austin assessed the fairness of the premium being paid in this proposed transaction. That is, we note that the high end of the historical market price range yielded a higher per share value than that being paid for shares cashed out in these Stock Splits. How did Austin consider this?

26. Please revise to provide a materially complete discussion of how the fair value of $50.00 was derived. How did the variety of analyses yield the fair market value?

Financial Information, page 51

27. Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K or otherwise advise. See Item 1010(c)(4) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that Community Financial present its ratio of earnings to fixed charges "in a manner consistent with 503(d) of Regulation S-K." The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

28. We refer you to the pro forma financial statements beginning on page 53. Similar to the above comment, please revise to include all of the pro forma information required by Item 1010(b) of Regulation M-A. In this regard, it does not appear that your pro forma information contains the ratio of earnings to fixed charges.

Available Information, page 55

29. Please revise to reflect the new address of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549.

Information Incorporated by Reference, page 47

30. Please confirm that you plan to deliver the annual report and quarterly report that you are incorporating by reference within this proxy statement or otherwise advise. See Item 13(b)(2) of Regulation 14A. If so, please disclose.

31. It does not appear that neither Rule 13e-3 nor Schedule 14A allow you to forward incorporate by reference to documents not yet filed. If you wish to incorporate by reference such future filings, you must amend to specifically name them. Please delete the statement to the contrary in this section.

Closing

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Curt Carter
County Bank Corp
November 7, 2005
Page 7

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from County Bank acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3456 with any questions.

Sincerely,

Jeffrey B. Werbitt
Attorney Advisor
Office of Mergers & Acquisitions

cc: Martin D. Werner, Esquire
       Shumaker, Loop & Kendrick, LLP
       North Courthouse Square
       1000 Jackson Street
       Toledo, Ohio 43624-1573